Exhibit 15.4

CHINA NATURAL RESOURCES, INC. REPORTS FULL YEAR 2025 RESULTS

HONG KONG, May 15, 2026 – China Natural Resources, Inc. (NASDAQ: CHNR) (the “Company”) today announced its results of operations for the year ended December 31, 2025. For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = CNY6.9964 as quoted by www.ofx.com on December 31, 2025, except as otherwise disclosed.

Mr. Wong Wah On Edward, Chief Executive Officer and Chairman of the Company, commented, “We continue to adopt a disciplined approach to our exploration investments as we evaluate the further value creation potential of the Wulatehouqi Moruogu Tong Mine. The escalation of trade frictions and geopolitical tensions has materially affected global market sentiment and economic conditions. Notwithstanding these headwinds, we are actively exploring opportunities to enhance shareholder value. On March 17, 2026, we signed a non-binding Letter of Intent with Feishang Group Limited, its principal shareholder, to acquire 100% shares of a wholly owned subsidiary of Feishang that will own, directly or indirectly, 59.79% of the equity interest of HooRii Technology (HK) Limited, a limited liability company incorporated in Hong Kong specializing in physical AI development, through the combination of IoT and artificial intelligence, to bring AI into the physical.”

Financial Results for the Twelve Months Ended December 31, 2025

Administrative expenses decreased by CNY3.90 million (US$0.56 million) from CNY7.20 million for the year ended December 31, 2024 to CNY3.30 million (US$0.47 million) for the year ended December 31, 2025. The decrease was mainly caused by the decrease of professional fees (mainly legal and audit fees) as a result of expense control.

Other income increased by CNY0.03 million (US$0.01 million) from CNY2.00 thousand for the year ended December 31, 2024 to CNY0.03 million (US$0.01 million) for the year ended December 31, 2025. The increase in other income was mainly due to the gain on disposal of a vehicle.

Fair value gain on financial instruments, net decreased by CNY1.92 million (US$0.27 million) from CNY4.00 million for the year ended December 31, 2024 to CNY2.08 million (US$0.30 million) for the year ended December 31, 2025. The decrease was caused by the fluctuation of fair values of the Company’s outstanding warrants.

As a result of the foregoing, our net loss decreased by CNY1.93 million (US$0.28 million), from CNY3.16 million for the year ended December 31, 2024 to CNY1.23 million (US$0.18 million) for the year ended December 31, 2025.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
Administrative expenses	(12,883)	(7,199)	(3,299)	(472)
Other income	3,742	2	34	5
Fair value gain on financial instruments, net	847	3,996	2,077	297
Finance costs	(48)	(28)	(44)	(6)
Finance income	5	69	1	—

LOSS BEFORE INCOME TAX	(8,337)	(3,160)	(1,231)	(176)

Income tax expense	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(8,337)	(3,160)	(1,231)	(176)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	(4,106)	—	—	—

LOSS FOR THE YEAR	(12,443)	(3,160)	(1,231)	(176)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(8,337)	(3,160)	(1,231)	(176)
From discontinued operations	(5,504)	—	—	—
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	1,398	—	—	—

LOSS FOR THE YEAR	(12,443)	(3,160)	(1,231)	(176)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	(8.11)*	(2.62)*	(0.98)	(0.14)
- For loss from discontinued operations	(5.35)*	—	—	—
- Loss per share	(13.46)*	(2.62)*	(0.98)	(0.14)

* Retrospectively restated for effect of the 8-to-1 share combination effective on June 13, 2025.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(12,443)	(3,160)	(1,231)	(176)

Other comprehensive loss that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	(2,810)	(4,053)	(5,366)	(767)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	1,421	5,590	4,863	695

Total other comprehensive (loss)/income for the year, net of tax	(1,389)	1,537	(503)	(72)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(13,832)	(1,623)	(1,734)	(248)

Attributable to:
Owners of the Company
From continuing operations	(9,726)	(1,623)	(1,734)	(248)
From discontinued operations	(5,504)	—	—	—
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	1,398	—	—	—

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(13,832)	(1,623)	(1,734)	(248)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands)

	December 31,
	2024	2025	2025
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	49	30	4
Right-of-use assets	—	—	—
Other non-current assets	256,484	245,400	35,075

TOTAL NON-CURRENT ASSETS	256,533	245,430	35,079

CURRENT ASSETS
Prepayments	1,242	1,234	176
Other receivables	32	43	6
Cash and cash equivalents	3,082	475	68

TOTAL CURRENT ASSETS	4,356	1,752	250

TOTAL ASSETS	260,889	247,182	35,329

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands)

	December 31,
	2024	2025	2025
	CNY	CNY	US$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	280	280	40
Other payables and accruals	3,536	1,151	164
Derivative financial liabilities	2,138	19	3
Lease liabilities	—	—	—
Due to related companies	11,361	12,709	1,817

TOTAL CURRENT LIABILITIES	17,315	14,159	2,024

NON-CURRENT LIABILITIES
Other payables	76,945	73,620	10,523
Due to the Shareholder	78,567	73,075	10,445

TOTAL NON-CURRENT LIABILITIES	155,512	146,695	20,968

TOTAL LIABILITIES	172,827	160,854	22,992

EQUITY
Issued capital	450,782	450,782	64,431
Other capital reserves	772,465	772,465	110,409
Accumulated losses	(1,126,011)	(1,127,242)	(161,120)
Other comprehensive losses	(9,174)	(9,677)	(1,383)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	88,062	86,328	12,337
NON-CONTROLLING INTERESTS	—	—	—

TOTAL EQUITY	88,062	86,328	12,337

TOTAL LIABILITIES AND EQUITY	260,889	247,182	35,329

The condensed consolidated statements of profit or loss of the Company for the year ended December 31, 2025 and 2024, and the condensed consolidated statements of financial position of the Company as of December 31, 2025 and December 31, 2024, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed consolidated statements of profit or loss and the condensed consolidated statements of financial position have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025 contained in the Company’s Annual Report on Form 20-F as filed with the Commission on May 15, 2026.

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR) is currently a holding company that operated in exploration and mining business. Upon the completion of Precise Space-Time Technology disposition on July 28, 2023, the Company is engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal, and is actively exploring business opportunities in other non-natural resource sectors. In 2023, China Natural Resources agreed to acquire Williams Minerals, which operates a lithium mine in Zimbabwe, for a maximum consideration of US$1.75 billion. Currently, we are actively working with all involved parties to close the deal by December 2025. Williams Minerals is owned by China Natural Resources’ controlling shareholder, Feishang Group Limited, and a non-affiliate, Top Pacific (China) Limited.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the potential presented by the exploration and mining sector in the People’s Republic of China (the “PRC”) and other industry sectors in the PRC generally; the impact on the Company’s financial position, growth potential and business of in the sale of Precise Space-Time Technology and Shanghai Onway specifically; the experience, supply chain and customer relationships and market insights of the Precise Space-Time Technology team; and the Company’s ability to locate and execute on strategic opportunities in non-natural resources sectors. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Company’s Wulatehouqi Moruogu Tong Mine in Inner Mongolia; uncertainties regarding our ability to acquire a mining permit and to extract mineral reserves located in the Moruogu Tong Mine in an economically feasible manner; uncertainties related to our ability to fund operations and capital expenditures; uncertainties relating to the acquisition of Williams Minerals that were not discovered by us through our due diligence investigation; uncertainties related to the completion of the acquisition of Williams Minerals which is conditional upon satisfaction or waiver of various conditions; failure to complete the acquisition of Williams Minerals may have a material adverse effect on the Company’s business, financial condition and results of operations; uncertainties related to the realization of the anticipated benefits associated with it; the potential lack of appetite for the Company’s current holdings as consideration for a transaction; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of climate change on our operations and business; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to the Company’s ability to fund operations; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

For more information please contact:

Zhu Youyi, Chief Financial Officer

Phone: 011-852-2810-7205

cfo@chnr.net